SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

RECEIVED
2007 FEB 16 P

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

January 31, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

07021106

SUPPL

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

PROCESSED
FEB 2 0 2007
THOMSON
FINANCIAL

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

File No. 82-34719

SECURITAS

Press Release from Securitas AB

January 31, 2007

Securitas AB to publish Full Year Report 2006 on Friday, February 9, 2007

Securitas AB will publish its January-December 2006 report on Friday, February 9 at 8.00 a.m. (CET). The press release will be available at the company's website www.securitas.com immediately after publishing.

Agenda (AM, CET)

8.00 Report release
The report will be sent as a press release from Hugin (www.huginonline.com) and will automatically be published on www.securitas.com when released.

9.00 Presentation slides
Presentation slides will be available at www.securitas.com.

9.30 Information meeting
Securitas Senior Management to present the report and answer questions.
Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.

To follow the information meeting via telephone (and participate in Q&A session), please register via the link https://eventreg2.conferencing.com/inv/reg.html?Acc=484I130700&Conf=174498 and follow instructions or call +44 (0)20 7162 0125.

To follow the live web cast of the information meeting, please visit www.securitas.com.

Recorded versions
A recorded version of the web cast will be available on Securitas' website after the information meeting and a telephone-recorded version of the information meeting will be available until March 12 on: +44 (0)20 7031 4064 and +46 (0)8 505 203 33, access code: 736818.

Subscribe to press releases
To receive future reports and press releases from Securitas, please visit www.securitas.com and subscribe under "Subscribe and order".

For further information, please contact:
Henrik Brehmer, Senior Vice President, Investor Relations
Phone: +44 (0) 20 8432 6523. Mobile: +44 (0) 7884 117 192.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

February 1, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure
cc: Martin Hamner
Nina Svensson, Esq.
Jacob Wahlberg
Robert K. Smits, Esq.

Press release

from ASSA ABLOY AB (publ) 1 February 2007 no: 3

ASSA ABLOY acquires producer of door components

ASSA ABLOY has acquired Pemko Manufacturing Company, a leading North American producer of door components.

Pemko Manufacturing Company designs and manufactures door components for sealing doors. Pemko is a family owned business established in 1952 and headquartered in Ventura, California. The company has approximately 330 employees.

"The acquisition of Pemko brings into ASSA ABLOY a well recognized and highly respected producer of door components. The Pemko product line is complementary to our existing product offerings and distribution channels," says Thanasis Molokotos, Head of Americas division.

Sales amounted to approximately USD 55 M in 2006 with a good EBIT-margin. The acquisition is expected to be EPS accretive from the date of the acquisition.

Further information can be obtained from

Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

END